Exhibit 99.1

RYB Announces Strategic Acquisition

BEIJING, Feb. 5, 2019 /PRNewswire/ — RYB Education, Inc. (“RYB” or the “Company”) (NYSE: RYB), a leading early childhood education service provider in China, announced today that it has entered into a definitive agreement to acquire approximately 70% of a leading Singapore-based  private childhood education group for approximately RMB125 million in cash.

Ms. Yanlai Shi, the Company’s Co-founder, Director and Chief Executive Officer, said, “We are excited to add this portfolio of childhood education assets to our platform. This acquisition expands our brands and service offerings to a wider audience and additional jurisdictions. Moreover, the international English and bilingual curriculum, along with the high-quality education management team we are acquiring, will generate great synergy with our China-based operations and enhance our competitive edge in our core China early childhood education market.”

“This annoucement, together with our prior acquisitions and alliances, exemplifies our strategic and measured diversification across multiple business lines, products and geographies. It broadens our educational platform while allowing us to remain primarily focused on providing educational services to children from infancy to 6 years old. In addition, this acquisition demonstrates our commitment to constantly improving the quality of our educational offerings, and we firmly believe that this initiative will deliver long-term value for our shareholders,” Ms. Shi concluded.

In conjunction with the above purchase, the Company intends to change its name from RYB Education to GEH Education to better reflect its growing platform of multiple brands, products and services in multiple markets and geographies. The Company’s board of directors has approved the name change and it will be submitted to the Company’s general meeting for further approval by the shareholders. The proposed new Company name is intended to strengthen the core RYB brand for kindergarten and Play-and-Learn services as well as other brands on the platform while providing a mechanism for continued brand, product and service expansion.

About RYB Education, Inc.

Founded on the core values of ‘‘Care’’ and ‘‘Responsibility’’, “Inspire” and “Innovate,” RYB Education, Inc. is a leading early childhood education service provider in China. Since opening its first play-and-learn center in 1998, the Company has grown and flourished with the mission to provide high-quality, individualized and age-appropriate care and education to nurture and inspire each child for his or her betterment in life. During its more than two decades of operating history, the Company has built “RYB” into a well-recognized education brand and helped bring about many new educational practices in China’s early childhood education industry. RYB’s comprehensive early childhood education solutions meet the needs of children from infancy to 6 years old through structured courses at kindergartens and play-and-learn centers, as well as at-home educational products and services.

For more information, please visit http://ir.rybbaby.com

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the Company’s brand recognition and market reputation; student enrollment in the Company’s teaching facilities; the Company’s growth strategies; its future business development, results of operations and financial condition; trends and competition in China’s early childhood education market; changes in its revenues and certain cost or expense items; the expected growth of the Chinese early education market; Chinese governmental policies relating to the Company’s industry and general economic conditions in China. Further information regarding these and other risks is included in the Company’s filings with the SEC. All information provided in this press release and in the attachments is as of the date of this press release, and the Company undertakes no obligation to update any forward-looking statement, except as required under applicable law.

For investor and media inquiries, please contact:

In China:

RYB Education, Inc.

Investor Relations

Tel: +86-10-8767-5752

E-mail:  ir@rybbaby.com

The Piacente Group, Inc.

Ross Warner

Tel: +86 (10) 5730-6200

E-mail: ryb@tpg-ir.com

In the United States:

The Piacente Group, Inc.

Brandi Piacente

Tel: +1-212-481-2050

E-mail: ryb@tpg-ir.com